UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2026
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE (the “Company”) is filing this current report on Form 6-K to report the transactions carried out by the
Company from December 15, 2025 to January 23, 2026 under the share repurchase program started on December
15, 2025.
Attached to this current report on Form 6-K is:
1. a press release dated December 23, 2025 as Exhibit 99.1
2. a press release dated December 30, 2025 as Exhibit 99.2
3. a press release dated January 7, 2026 as Exhibit 99.3
4. a press release dated January 13, 2026 as Exhibit 99.4
5. a press release dated January 20, 2026 as Exhibit 99.5
6. a press release dated January 28, 2026 as Exhibit 99.5
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated December 23, 2025.
99.2	Press Release issued by Ferrovial SE dated December 30, 2025.
99.3	Press Release issued by Ferrovial SE dated January 7, 2026.
99.4	Press Release issued by Ferrovial SE dated January 13, 2026.
99.5	Press Release issued by Ferrovial SE dated January 20, 2026.
99.6	Press Release issued by Ferrovial SE dated January 28, 2026.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: January 28, 2026
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer